   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 1999



                                                      REGISTRATION NO. 333-87033

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          AMYLIN PHARMACEUTICALS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           33-0266089
           (STATE OR OTHER JURISDICTION                              (I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NUMBER)

                            9373 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 552-2200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              JOSEPH C. COOK, JR.
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                          AMYLIN PHARMACEUTICALS, INC.
                            9373 TOWNE CENTRE DRIVE
                          SAN DIEGO, CALIFORNIA 92121
                                 (858) 552-2200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                              THOMAS A. COLL, ESQ.
                               COOLEY GODWARD LLP
                        4365 EXECUTIVE DRIVE, SUITE 1100
                              SAN DIEGO, CA 92121
                                 (858) 550-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AMOUNT TO          OFFERING PRICE      AGGREGATE OFFERING        AMOUNT OF
      SECURITIES TO BE REGISTERED            BE REGISTERED         PER SHARE(1)            PRICE(1)        REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value...........      12,594,009             $3.59375           $45,259,719.85         $12,582.21
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(1) Estimated in accordance with Rule 457(c) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq SmallCap Market on September 7, 1999.


(2) Previously paid.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 23, 1999


PROSPECTUS

                               12,594,009 SHARES

                          AMYLIN PHARMACEUTICALS, INC.

                                  COMMON STOCK

                           -------------------------


     We are registering for resale 12,594,009 shares of our common stock. The security holders identified in this prospectus may offer the shares registered for resale from time to time. We will not receive any proceeds from the security holders' sale of their shares of our common stock.



     For a summary of the method of distribution of the resale shares, see page 19 of this prospectus.



     Our common stock is currently traded on the Nasdaq SmallCap Market under the symbol "AMLN." On November 22, 1999, the last reported sales price of a share of Amylin Pharmaceuticals, Inc. common stock on the Nasdaq SmallCap Market was $7.938 per share.


                           -------------------------


         INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.


           SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS.


                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this Prospectus is November   , 1999.

     THIS PROSPECTUS IS PART OF A REGISTRATION STATEMENT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THE SEC ALLOWS US TO "INCORPORATE BY REFERENCE" INFORMATION THAT WE FILE WITH THEM, WHICH MEANS THAT WE CAN DISCLOSE IMPORTANT INFORMATION TO YOU BY REFERRING YOU TO THOSE DOCUMENTS. THE INFORMATION INCORPORATED BY REFERENCE IS CONSIDERED TO BE PART OF THIS PROSPECTUS, AND INFORMATION THAT WE FILE LATER WITH THE SEC WILL AUTOMATICALLY UPDATE AND SUPERSEDE THIS INFORMATION. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE PROVIDED ON THE FRONT PAGE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF COMMON STOCK.

                                  OUR BUSINESS


     You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated here by reference. References in this prospectus to "Amylin," "Amylin Pharmaceuticals," "our company," "we," "our," and "us" refer to Amylin Pharmaceuticals, Inc.



     We are a development pharmaceutical company focused on metabolic disorders and specializing in preclinical characterization of lead molecules and demonstration of proof of principle in humans. We have pioneered research of the hormone amylin and we are developing SYMLIN(TM) (pramlintide acetate), our patented synthetic analog of human amylin, for the treatment of type 1 diabetes and insulin-using type 2 diabetes. We are also evaluating AC2993 (synthetic exendin-4), our second diabetes drug candidate, as a potential treatment for type 2 diabetes and related metabolic disorders. Amylin is currently engaged in partnership discussions for SYMLIN and AC2993.



SYMLIN CLINICAL TRIAL PROGRAM



     We designed the SYMLIN Phase 3 program to evaluate the safety and efficacy of administration of SYMLIN for 6 months, 1 year, or longer. This program comprises six double-blind, placebo-controlled studies (two in type 1 diabetes in the US, two in type 2 diabetes in the US, and one each in type 1 and type 2 diabetes in Europe/Canada), and two longer term open-label, safety studies. We conducted each of the double-blind studies to explore the effects of SYMLIN administration (in addition to insulin) on metabolic control in people with diabetes. We have reported results from all six double-blind Phase 3 studies. To date, over 3,500 people have received SYMLIN in our clinical trials.



     Type 1, or juvenile onset, diabetes typically involves rapid deterioration of pancreatic beta cell function resulting from autoimmune destruction of beta cells. Approximately 2 million people in North America and Western Europe have type 1 diabetes. These people have limited treatment options and require daily insulin injections and careful attention to diet and exercise. Type 1 diabetes is not usually helped by oral medications.



     Type 2, or adult onset, diabetes is a progressive disorder. Approximately 19 million people in North America and Western Europe have been diagnosed with type 2 diabetes. People with type 2 diabetes initially are able to manage their diabetes with diet, exercise, and/or oral diabetes medications. Over time many people need injections of insulin each day to enable their bodies to metabolize and store food. Amylin estimates that approximately 3.3 million people with type 2 diabetes in North America and Western Europe have progressed to a stage of this disease that requires them to use multiple insulin injections each day.



Initial US Phase 3 results



     In August 1997, we reported the results of a one-year Phase 3 clinical study in people with type 1 diabetes conducted in the US. SYMLIN recipients in this study achieved a statistically significant decrease in the primary glucose control endpoint compared with those study participants who received insulin alone. These results were achieved without an increase in the frequency of patient-reported severe hypoglycemic events. In addition, patients receiving SYMLIN achieved significant weight loss.



     In August 1997, we also reported the results of a one-year Phase 3 study in insulin-using type 2 patients. The mean average reduction of the primary glucose control endpoint for patients receiving SYMLIN was significantly reduced at 13 and 26 weeks, but did not achieve statistical significance compared with study participants who received insulin alone at one year. SYMLIN administration resulted in statistically significant weight loss compared with those receiving insulin plus placebo.



European/Canadian Phase 3 results



     In October 1998, we announced results from two six-month Phase 3 European/ Canadian studies of SYMLIN, one in type 1 diabetes and one in insulin-using type 2 diabetes. In the study involving people with type 1 diabetes, two of the three dosages studied achieved statistical significance, but neither of these dosages had been selected as the primary arm for statistical analysis for regulatory purposes. Unexpectedly, the effect on the primary glucose control endpoint observed in the group who received the highest SYMLIN dosage did not reach statistical significance. As a consequence, under the procedure specified in the statistical analysis plan, the results from this study did not meet the regulatory requirements to support a new drug application (NDA).



     In the European/Canadian study involving people with type 2 diabetes, the results for two of the three dosage groups, including the highest dosage, were not statistically different from the insulin only group. The results for a third dosage group that received SYMLIN were significantly different from placebo. As with the European/Canadian type 1 study, the highest total daily dosage group had been designated in advance as the primary arm and did not achieve statistical significance. Thus, the regulatory requirements for an NDA filing were not met.



Additional analyses of first four Phase 3 studies



     Additional analyses of the data from Amylin's first four SYMLIN Phase 3 studies led to the observation that patients that administered SYMLIN together with insulin and who achieved a reduction of hemoglobin A1c (HbA1c), the primary glucose control endpoint, of at least 0.5% after four weeks of therapy had lower HbA1c concentrations on average than the population of study participants as a whole at the end of the study. These participants, designated by Amylin as glycemic "responders", achieved average reductions in HbA1c concentrations that were significantly higher than those participants that were not responders.


August 1999 Phase 3 results


     In August 1999, the Company announced that SYMLIN produced a statistically significant lowering of the primary glucose control endpoint in a one-year study in people with type 2 diabetes who use insulin. Additionally, study participants who received SYMLIN experienced a statistically significant reduction in body weight. As observed in previous studies of SYMLIN, the glycemic "responder" rate, which was predefined in this study, in the SYMLIN group was approximately twice that of the control group.



November 1999 Phase 3 results



     In November 1999, we announced that SYMLIN produced a statistically significant lowering of the primary glucose control endpoint in a one-year, pivotal Phase 3 clinical study in type 1 diabetes. For participants who had SYMLIN added to their insulin regimens, the primary glucose control endpoint was significantly improved at 6 months, compared to those who received insulin alone. Additionally, to better understand the effects of SYMLIN independent of the effects of insulin, a "stable insulin" group was predefined as those participants who did not vary their insulin usage by more than 10% from baseline. SYMLIN recipients in the "stable insulin" group achieved a reduction in HbA1c of 0.7% at one year. As observed in previous studies of SYMLIN, the glycemic "responder" rate, which was predefined in this study, in the SYMLIN group was approximately twice that of the insulin alone group. In addition, SYMLIN responders lost weight compared to the insulin alone group, who gained weight.

AC2993 CLINICAL TRIAL PROGRAM


     Our second drug product candidate, AC2993 (synthetic exendin-4), is in Phase 2 evaluation for the treatment of people with type 2 diabetes. We have demonstrated that AC2993 is biologically active in animal models when administered via noninjectable routes.



RECENT APPOINTMENTS TO OUR BOARD OF DIRECTORS



     In July, August and September 1999, we elected Vaughn D. Bryson, Jay S. Skyler, M.D. and Donald H. Rumsfeld, respectively, to our Board of Directors. Mr. Bryson was a thirty-two year employee of Eli Lilly and Company and served as its President and Chief Executive Officer from 1991 to 1993. He also served as Eli Lilly's Executive Vice President from 1986 until 1991, and served as a member of Lilly's Board of Directors from 1984 until his retirement in 1993.


     Dr. Skyler is a Professor of Medicine, Pediatrics, and Psychology and Co-Director of the Behavioral Medicine Research Center at the University of Miami in Florida. He is also Director of the Operations Coordinating Center for the National Institute of Diabetes & Digestive & Kidney Diseases Diabetes Prevention Trial in Type 1 Diabetes. Dr. Skyler has also served as President of the American Diabetes Association, and is current Vice President of the International Diabetes Federation.


     Mr. Rumsfeld is currently Chairman of the Board of Directors of Gilead Sciences, Inc. He also serves as a member of the boards of directors of Asea Brown Boveri Ltd., Tribune Company and RAND Corporation. He is currently Chairman of the Salomon Smith Barney International Advisory Board and a member of the Forstmann Little & Co. Advisory Board. From 1991 to 1996, Mr. Rumsfeld served as a member of the board of directors of Amylin Pharmaceuticals. Mr. Rumsfeld was Chairman and Chief Executive Officer of General Instrument Corporation from October 1990 to August 1993 and served as a senior advisor to William Blair & Co., an investment banking firm, from 1985 to 1990. He was Chief Executive Officer of G.D. Searle & Co. from 1977 to 1985. Mr. Rumsfeld formerly served as U.S. Secretary of Defense, White House Chief of Staff, U.S. Ambassador to NATO, and U.S. congressman. He has also served as the President's special envoy to the Middle East. He is a recipient of the Presidential Medal of Freedom, the United States' highest civilian award.



CORPORATE INFORMATION


     We were incorporated in Delaware in September 1987. Our executive offices are currently located at 9373 Towne Centre Drive, San Diego, California 92121, and our telephone number is (858) 552-2200.

     SYMLIN is our trademark. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                  RISK FACTORS


     Except for the historical information contained or incorporated by reference, this prospectus (and the information incorporated by reference) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference into this prospectus.


     Investment in Amylin shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any Amylin shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.


RESULTS FROM OUR CLINICAL TRIALS MAY NOT BE SUFFICIENT TO OBTAIN REGULATORY CLEARANCE TO MARKET SYMLIN OR AC2993 IN THE UNITED STATES OR ABROAD ON A TIMELY BASIS, OR AT ALL.



     Clinical testing is a long, expensive and uncertain process. The data collected from our clinical trials may not be sufficient to support approval of SYMLIN or AC2993 by the United States Food and Drug Administration or any foreign regulatory authorities. Moreover, preclinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approval. Consequently, even if Amylin believes that preclinical and clinical data are sufficient to support regulatory approval for SYMLIN or AC2993, the FDA and foreign regulatory authorities may not ultimately approve those products for commercial sale in any jurisdiction. If SYMLIN does not meet applicable regulatory requirements for approval, we may not have the financial resources to continue research and development of SYMLIN or any of our other product candidates and we may not be able to generate revenues from the commercial sale of any of our products.



DELAYS IN THE CONDUCT OR COMPLETION OF OUR CLINICAL TRIALS OR THE ANALYSIS OF THE DATA FROM OUR CLINICAL TRIALS MAY RESULT IN DELAYS IN OUR PLANNED FILINGS FOR REGULATORY APPROVALS, OR ADVERSELY AFFECT OUR ABILITY TO ENTER INTO NEW COLLABORATIVE ARRANGEMENTS.



     Although we believe the data from our clinical studies for SYMLIN and AC2993 obtained to date warrant continuing with development of these product candidates, we cannot predict whether we will encounter problems with any of our completed or ongoing clinical studies that will cause us or regulatory authorities to delay or suspend our ongoing clinical studies or delay the analysis of data from our completed or ongoing clinical studies. If the results of our ongoing and planned clinical studies for SYMLIN and AC2993 are not available when we expect or if we encounter any delay in the analysis of our clinical studies:



     - we may delay the submission of our applications for regulatory approval of SYMLIN with regulatory authorities in North America and Europe, currently scheduled for mid-2000;



     - we may not have the financial resources to continue research and development of any of our product candidates; and



     - we may not be able to enter into collaborative arrangements relating to any product subject to delay in regulatory filing.



     Any of the following reasons could delay the completion of our ongoing and future clinical studies:



     - delays in enrolling volunteers;



     - lower than anticipated retention rate of volunteers in a trial; or



     - serious adverse events relating to the product candidate.

OUR FAILURE TO COMPLY WITH EXTENSIVE REGULATIONS ENFORCED BY DOMESTIC AND FOREIGN REGULATORY AUTHORITIES COULD PREVENT OR DELAY THE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES.



     Our product candidates are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and other regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays.



     The FDA may refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Moreover, if the FDA grants regulatory approval of a product, the approval may be limited to specific indications or limited with respect to its distribution. Foreign regulatory authorities may apply similar limitations or may refuse to grant any approval.



     The FDA may not approve the SYMLIN clinical trials or manufacturing processes. Manufacturing facilities operated by the third party manufacturers with whom Amylin has contracted for the manufacture of SYMLIN may not pass an FDA preapproval inspection for SYMLIN. Any failure to obtain or delay these approvals could prohibit or delay us from marketing SYMLIN.



     Even if we are able to obtain United States regulatory approval for SYMLIN, the approval will be subject to continual review, and newly discovered or developed safety issues may result in revocation of the marketing approval. Moreover, if and when we obtain marketing approval for SYMLIN, the marketing of the product will be subject to extensive regulatory requirements administered by the FDA and other regulatory bodies, including adverse event reporting requirements and the FDA's general prohibition against promoting products for unapproved or "off-label" uses. The SYMLIN manufacturing facilities are also subject to continual review and periodic inspection and approval of manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA and must comply with the FDA's Good Manufacturing Practices regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these postapproval requirements can, among other things, result in warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. Any of these enforcement actions or any unanticipated changes in existing regulatory requirements or the adoption of new requirements could adversely affect our ability to market products and generate revenues and thus adversely affect our ability to continue as a going concern.



     Amylin and the manufacturers of SYMLIN also are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and hazardous substance disposal. In the future, we may incur significant costs to comply with those laws and regulations.



PRICING REGULATIONS AND REIMBURSEMENT LIMITATIONS MAY PREVENT THE SALE OF OUR PRODUCTS AT SATISFACTORY PRICES.



     The requirements governing product licensing, pricing and reimbursement vary widely from country to country. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after product licensing approval is granted. As a result, we or our partners may obtain regulatory approval for a product in a particular country, but then be subject to price regulation that prevents the sale of the product at satisfactory prices.



     Our ability to commercialize our products successfully also will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. For example, in some foreign markets pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, both in the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing SYMLIN and/or AC2993 to the market, we cannot assure you that either product will be considered cost effective and that reimbursement will be available or will be sufficient to allow us to sell SYMLIN and/or AC2993 on a competitive basis.



WE WILL REQUIRE FUTURE CAPITAL AND ARE UNCERTAIN OF THE AVAILABILITY OR TERMS OF ADDITIONAL FUNDING. IF FUNDING BECOMES UNAVAILABLE, IS INADEQUATE, OR IS NOT AVAILABLE ON ACCEPTABLE TERMS, IT MAY ADVERSELY EFFECT THE VALUE OF YOUR SHARES.



     We must continue to find sources of capital in order to complete the development and commercialization of SYMLIN and AC2993. In 1999, we have generated additional working capital through the private offering of $15 million of preferred stock, which converted to common stock, and $18.5 million of common stock, and the sale of assets of our Cabrillo Laboratories division. Our future capital requirements will depend on many factors, including:



     - our ability to establish one or more development and/or commercialization collaborations for our SYMLIN and AC2993 programs;



     - progress with our preclinical studies and clinical studies;


     - the time and costs involved in obtaining regulatory approvals;


     - scientific progress in our other research programs and the magnitude of these programs;


     - the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patents or defending ourselves against competing technological and market developments;


     - the costs of manufacturing SYMLIN and AC2993; and


     - the potential need to repay outstanding indebtedness.


     We anticipate that our existing cash, including interest income from cash investments, will be adequate to satisfy our capital requirements into the fourth quarter of 2000. We believe that we should be able to raise additional funds through other corporate partnerships, equity offerings, debt offerings and/or investor partnerships in order to fund our business following the fourth quarter of 2000. However, you should be aware that:



     - we may not obtain additional financial resources in the necessary time frame or on terms favorable to us, if at all;



     - any available additional financing may not be adequate; and



     - we may be required to use future financing to repay existing indebtedness to our current or future creditors, including Johnson & Johnson.



     In the event we are unable to obtain additional financing on acceptable terms, we would not have the financial resources to continue research and development of SYMLIN, AC2993 or any of our other product candidates and we would curtail or cease our operations, which would adversely effect the value of your shares.

WE HAVE A HISTORY OF OPERATING LOSSES, ANTICIPATE FUTURE LOSSES, MAY NOT GENERATE REVENUES FROM PRODUCT SALES AND MAY NEVER BECOME PROFITABLE.



     We have experienced significant operating losses since our inception in 1987. As of September 30, 1999, we had an accumulated deficit of approximately $281 million. We expect to incur significant additional operating losses over the next several years. We have derived substantially all of our revenues to date from development funding, fees and milestone payments under collaborative agreements and from interest income. To date, we have not received any revenues from product sales. To achieve profitable operations, we, alone or with others, must successfully develop, manufacture, obtain required regulatory approvals and market our products. We may not ever become profitable. If we become profitable, we may not remain profitable.



WE HAVE NO EXPERIENCE IN SALES, MARKETING AND DISTRIBUTION AND OUR ABILITY TO ENTER INTO COLLABORATIVE ARRANGEMENTS OR OTHER THIRD PARTY RELATIONSHIPS IS IMPORTANT TO OUR SUCCESSFUL DEVELOPMENT AND COMMERCIALIZATION OF PRODUCTS AND POTENTIAL PROFITABILITY.



     We have limited experience in market development and no experience in sales, marketing or distribution. To market any of our products directly, we must obtain access to marketing and sales forces with technical expertise and with supporting distribution capability. As a consequence, we believe that we will likely need to find a corporate partner who can provide primary responsibility for commercialization of SYMLIN and/or AC2993. We may not be able to find a corporate partner for SYMLIN or AC2993. Moreover, any new corporate partner for SYMLIN or AC2993 may not establish adequate sales and distribution capabilities or gain market acceptance for products, if any.



OUR COMMERCIALIZATION PLANS FOR SYMLIN AND AC2993 ARE DEPENDENT ON THE PERFORMANCE OF, AND OUR RELATIONSHIPS WITH, THIRD PARTIES THAT PROVIDE US WITH PRODUCT DEVELOPMENT, MARKETING AND MANUFACTURING SUPPLIES AND SERVICES.



     From June 1995 to August 1998, Amylin and Johnson & Johnson collaborated on the development and commercialization of SYMLIN pursuant to a worldwide collaboration agreement to develop and commercialize pramlintide. After Johnson & Johnson's termination of our earlier collaboration, we assumed full responsibility for product development, marketing and manufacturing functions for SYMLIN that were previously managed by Johnson & Johnson. In order for us to perform those functions, we require the services of third-party providers of product development and marketing services and manufacturers. While we believe that business relations between us and our third-party suppliers and service providers have been good, we cannot predict whether third-party suppliers and service providers will continue to cooperate with us in the performance of our most important services or functions. Any difficulties or interruptions of service with our third-party suppliers and service providers could disrupt the completion of our clinical trials, the manufacture of our products and delay our filing for regulatory approval of SYMLIN.



WE DO NOT MANUFACTURE OUR OWN PRODUCTS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE SUPPLIES, WHICH COULD CAUSE DELAYS OR REDUCE PROFIT MARGINS.



     The manufacturing of sufficient quantities of new drugs is a time consuming and complex process. We currently have no facilities for the manufacture of clinical study or commercial supplies of SYMLIN or AC2993. We currently rely on third parties to manufacture SYMLIN and AC2993 for preclinical testing and clinical studies. We work with contract suppliers who have the capabilities for the commercial manufacture of SYMLIN. All manufacturing facilities must comply with applicable regulations of the FDA. We, alone or together with a new corporate partner, may not be able to make the transition to commercial production. We have established a quality control and quality assurance program, including a set of standard operating procedures and specifications, designed to ensure that our products are manufactured in accordance with the FDA's current Good

Manufacturing Practices and other applicable domestic and foreign regulatory standards. However, we are dependent upon contract manufacturers to comply reliably with those procedures and regulations. While we believe that our business relations between us and our contract manufacturers are good, we cannot predict whether these manufacturers will meet our requirements for quality, quantity or timeliness for the manufacture of SYMLIN or AC2993. Therefore, we may not be able to obtain supplies of products on acceptable terms or in sufficient quantities, if at all. Our dependence on third parties for the manufacture of products may also reduce our profit margins and ability to develop and deliver products with sufficient speed.



     If any of our existing manufacturers cease to manufacture SYMLIN, we may need to locate and engage another manufacturer. The cost and time to establish manufacturing facilities to produce SYMLIN would be substantial. As a result, using a new manufacturer could delay bringing SYMLIN to market, disrupt our ability to supply SYMLIN or reduce our profit margins. Any delay or disruption in the manufacturing of SYMLIN could require us to raise additional funds.



OUR OTHER RESEARCH AND DEVELOPMENT PROGRAMS MAY NOT RESULT IN ADDITIONAL DRUG CANDIDATES.



     Our research and development programs other than SYMLIN and AC2993 are at an early stage. Any additional product candidates will require significant research, development, preclinical and clinical testing, regulatory approval and commitments of resources before commercialization. We cannot predict whether our research will lead to the discovery of any additional product candidates.



WE EXPERIENCE A SUBSTANTIAL DEGREE OF UNCERTAINTY RELATING TO PATENTS THAT, IF DETERMINED TO BE UNENFORCEABLE, COULD RESULT IN THE LOSS OF THE PATENT OR CLAIMS AGAINST US.



     We own or hold exclusive rights to 28 issued United States patents and approximately 30 pending United States patent applications. Of these issued patents and patent applications, we have a total of 11 issued U.S. patents and nine pending applications that we believe are relevant to the development and commercialization of SYMLIN and one issued US patent and seven pending applications that we believe are relevant to the development and commercialization of AC2993. We also own or hold exclusive rights to various foreign patent applications that correspond to issued United States patents or pending United States patent applications.


     Our success will depend in part on our ability to (1) obtain patent protection for our products and technologies both in the United States and other countries and (2) operate without infringing the proprietary rights of third parties. Legal standards relating to the validity of patents covering pharmaceutical and biotechnological inventions and the scope of claims made under these patents are still developing. As a result, our ability to obtain and enforce patents that protect our products is uncertain and involves complex legal and factual questions.


     We cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. Third parties may challenge or infringe upon existing or future patents. In the event that a third party challenges a patent, a court may invalidate the patent or determine that the patent is not enforceable. Alternatively, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes. Because patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be sure that the inventors of subject matter covered by our patents and patent applications were the first to invent or the first to file patent applications for these inventions. In the event that a third party has also filed a patent for any of its inventions, we may have to participate in interference proceedings declared by the US Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the eventual outcome is favorable to us. Furthermore, we may not have identified all United States and foreign patents that pose a risk of infringement.



LITIGATION REGARDING PATENTS AND OTHER PROPRIETARY RIGHTS MAY BE EXPENSIVE AND CAUSE DELAYS IN BRINGING PRODUCTS TO MARKET.


Proceedings involving our patents or patent applications could result in adverse decisions about:


     - the patentability of our inventions and products relating to SYMLIN and AC2993; and/or



     - the enforceability, validity or scope of protection offered by our patents relating to SYMLIN and AC2993.



     The manufacture, use or sale of SYMLIN or AC2993 may infringe on the patent rights of others. If we are unable to avoid infringement of the patent rights of others, we may be required to seek a license, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, and fail successfully to defend an infringement action or to have infringing patents declared invalid, we may:


     - incur substantial money damages;


     - encounter significant delays in bringing SYMLIN or AC2993 to market;
       and/or



     - be precluded from participating in the manufacture, use or sale of SYMLIN or AC2993 or methods of treatment requiring licenses.



CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF TRADE SECRETS AND OTHER PROPRIETARY INFORMATION.



     In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.



COMPETITION IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY RESULT IN COMPETING PRODUCTS, SUPERIOR MARKETING OF OTHER PRODUCTS AND LOWER REVENUES OR PROFITS FOR US.


     We believe that competition may be intense for all of our product candidates. Our competitors include multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. A number of our competitors are pursuing the development of novel pharmaceuticals which target the same diseases that we are targeting, and we expect that the number of companies seeking to develop products and therapies for the treatment of diabetes and other metabolic disorders will increase. Many of our competitors have substantially greater financial, technical and human resources than we do. In addition, many of these competitors have significantly greater experience than we do in undertaking preclinical testing and human clinical studies of new pharmaceutical products and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA approval for products more rapidly than we do. Furthermore, if we are permitted to commence commercial sales of products, we may also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which we have limited or no experience.

     Our target patient population for SYMLIN is people with diabetes whose therapy includes multiple insulin injections daily. AC2993 is currently being studied for the treatment of type 2 diabetes. Other products are currently in development or exist in the market that may compete directly with the products that we are seeking to develop and market. Various products are available to treat type 2 diabetes, including:


  - sulfonylureas               - repaglinide
  - metformin                   - alpha-glucosidase inhibitors
  - insulin                     - thiozolidinediones



     In addition, several companies are developing various approaches to improve treatments for type 1 and type 2 diabetes. We cannot predict whether our products, even if successfully tested and developed, will have sufficient advantages over existing products to cause health care professionals to adopt them over other products or that our products will offer an economically feasible alternative to existing products.



WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGE IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES, WHICH COULD MAKE OUR PRODUCTS OBSOLETE.


     Biotechnology and related pharmaceutical technologies have undergone and continue to be subject to rapid and significant change. We expect that the technologies associated with biotechnology research and development will continue to develop rapidly. Our future will depend in large part on our ability to maintain a competitive position with respect to these technologies. Any compounds, products or processes that we develop may become obsolete before we recover expenses incurred in developing those products.


OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO RETAIN OUR CHIEF EXECUTIVE OFFICER AND OUR SENIOR VICE PRESIDENT OF CLINICAL AFFAIRS AND TO ATTRACT, RETAIN AND MOTIVATE QUALIFIED PERSONNEL.



     We are highly dependent on Joseph C. Cook, Jr., our Chief Executive Officer, and Orville G. Kolterman, M.D., our Senior Vice President of Clinical Affairs, and the other principal members of our scientific and management staff, the loss of whose services might impede the achievement of our research and development objectives. Recruiting and retaining qualified scientific personnel to perform research and development work in the future will also be critical to our success. Although we believe we will be successful in attracting and retaining skilled and experienced scientific personnel, we may not be able to attract and retain these personnel on acceptable terms given the competition between numerous pharmaceutical and biotechnology companies, universities and other research institutions for experienced scientists and management personnel. We do not maintain "key person" insurance on any of our employees. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating research and development strategy. Our consultants and advisors may be employed by employers other than us and may have commitments to or consulting or advisory contracts with other entities that may limit their availability to us.



OUR BUSINESS HAS A SUBSTANTIAL RISK OF PRODUCT LIABILITY CLAIMS, AND INSURANCE MAY BE EXPENSIVE OR UNAVAILABLE.


     Our business exposes us to potential product liability risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. Product liability claims could result in a recall of products or a change in the indications for which they may be used. Although we currently have product liability insurance, we cannot assure you that insurance will provide adequate coverage against potential liabilities. Furthermore, product liability insurance is becoming increasingly expensive. As a result, we may not be able to maintain current amounts of insurance coverage, obtain additional insurance or obtain insurance at a reasonable cost or in sufficient amounts to protect against losses that could have a material adverse effect on us.

OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, WHICH SUBJECT US TO REGULATION, RELATED COSTS AND DELAYS AND POTENTIAL LIABILITIES.


     Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. If an accident occurs, we could be held liable for resulting damages, which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials. Additional federal, state and local laws and regulations affecting our operations may be adopted in the future. We may incur substantial costs to comply with and substantial fines or penalties if we violate any of these laws or regulations.


PROVISIONS IN AMYLIN'S CORPORATE CHARTER AND BYLAWS MAY DISCOURAGE TAKE-OVER ATTEMPTS AND THUS DEPRESS THE MARKET PRICE OF OUR STOCK.



     Provisions in Amylin's certificate of incorporation, as amended, may have the effect of delaying or preventing a change of control or changes in its management. These provisions include:



     - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors; and



     - the ability of the board of directors to issue, without stockholder approval, up to 7,375,000 shares of preferred stock with terms set by the board of directors.



     Each of these provisions could discourage potential take-over attempts and could adversely affect the market price of our common stock.



SUBSTANTIAL FUTURE SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO
FALL.



     Sales of a large number of shares of our common stock in the public market after this offering or the perception that additional sales could occur could cause the market price of our common stock to drop. As of November 12, 1999, we had approximately 53.8 million shares of common stock outstanding. Sales of common stock by existing stockholders in the public market, or the availability of shares of our common stock for sale, could adversely affect the market price of our common stock. Likewise, additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances, could adversely affect the market price of our common stock.



SIGNIFICANT VOLATILITY IN THE MARKET PRICE FOR OUR COMMON STOCK COULD EXPOSE US TO LITIGATION RISK.



     The market prices for securities of biopharmaceutical and biotechnology companies, including our common stock, have historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations that are unrelated to the operating performance of these biopharmaceutical and biotechnology companies. Given the uncertainty of our future funding and our planned filing for regulatory approval of SYMLIN, we expect that we may continue to experience volatility of our stock price during the remainder of 1999 and throughout 2000. In addition, the following factors may have a significant effect on the market price of our common stock:


     - announcements of additional clinical study results;

     - developments in our relationships with current or future collaborative partners;


     - fluctuations in our operating results;


     - public concern as to the safety of drugs developed by us;

     - technological innovations or new commercial therapeutic products by us or our competitors;

     - developments in patent or other proprietary rights;

     - governmental policy or regulation; and

     - general market conditions.


     Broad market and industry factors may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against such companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would materially adversely affect our business, financial condition and results of operations.



THE DELISTING OF OUR STOCK COULD MAKE TRADING OUR STOCK DIFFICULT AND CAUSE OUR STOCK PRICE TO FALL.



     Our common stock was listed on the Nasdaq National Market from our initial public offering through January 31, 1999. Since February 1, 1999, our common stock has been listed for trading on the Nasdaq SmallCap Market. If our stock price does not meet the $1.00 minimum requirements for listing on Nasdaq SmallCap, Nasdaq may delist our securities from that market or we may be required to effect a reverse stock split in order to maintain our listing. Between December 1, 1998 and November 22, 1999 the market price of our common stock has ranged from $0.375 per share to $9.625 per share. While the closing price of our stock has been above $1.00 per share since April 20, 1999, if in the future the market price of our common stock were to fall below $1.00 per share we may not be able to maintain the listing of our common stock on Nasdaq SmallCap or any other exchange. In the event that our common stock is delisted from the Nasdaq SmallCap Market, our stock may be difficult to trade which could also reduce the market price of our common stock. While we plan to reapply for the listing of our common stock on the Nasdaq National Market, Nasdaq may not approve our application.



YEAR 2000 ISSUES MAY RESULT IN UNANTICIPATED COSTS OR ADVERSE EFFECTS ON OUR OPERATIONS.


     As is true for most companies, the Year 2000 problem creates a risk for Amylin. If systems do not correctly recognize date information when the year changes to 2000, there could be an adverse impact on our operations.


     We have reviewed our program for identifying and solving Year 2000 related issues. This program involved the review and assessment of our internal information technology and appropriate corrective action where necessary.



     We also have contacted our important business partners in order to assess their progress in addressing Year 2000 issues. Information provided by them has been used to assess their commitment to Year 2000 readiness. Based on the information provided, we believe that our business partners are taking adequate steps to ensure that their business operations will not be seriously disrupted by Year 2000 issues. Additionally, our primary computer systems do not interface directly with those of third parties, thus providing Amylin with further confidence that our internal operations will not be disrupted even if third parties fail to adequately complete their Year 2000 programs. However, in the event that our third party business partners delay their own remediation efforts or a third party cannot supply us with products or services, our results of operations could be adversely affected. Similarly, if significant new non-compliance issues are identified, our business operations could be materially adversely affected. For example, our research and development efforts could be interrupted, resulting in delays in the progress of our products, including SYMLIN.


     Our most significant potential exposure to Year 2000 problems is related to our dependence on commercial utilities. If our water and power supply were interrupted, our research and development activities as well as our general business operations would be seriously affected until services could be restored or until suitable alternate sources could be secured. Amylin has limited back-up diesel power generation capability. In the event of a power outage, Amylin could operate for approximately 24 hours before needing to refuel. We have received reasonable assurances from local diesel suppliers that additional fuel will be available if needed and therefore Amylin has decided not to stockpile diesel fuel. We have an adequate water supply to operate for 30 days, if necessary.



     Year 2000 costs to date have been primarily related to internal personnel costs and external consulting costs. Total external costs to remediate Year 2000 problems are estimated at less than $100,000. At this time, we have no reason to believe that Year 2000 issues will have a material impact on our business or financial condition.



                      WHERE YOU CAN FIND MORE INFORMATION



     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.



     We incorporate by reference the documents listed below, except as superseded or modified by this registration statement, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934:



     1. Annual report on Form 10-K for the fiscal year ended December 31, 1998;



     2. Quarterly reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and



     3. Notice of Annual Meeting and Proxy Statement for annual meeting of stockholders held on May 24, 1999.



     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:



       Investor Relations
        Amylin Pharmaceuticals, Inc.
        9373 Towne Centre Drive
        San Diego, California 92121
        Telephone: (858) 552-2200

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS



     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Among the key factors that could cause actual results to differ materially from the forward-looking statements:



     - scientific and technological uncertainties regarding our product candidates;



     - risks and uncertainties regarding the adequacy of our clinical trial processes and whether the results of those clinical trials will be adequate to support regulatory filings and/or approvals;



     - our ability to raise additional needed capital or consummate strategic or corporate partner transactions on favorable terms or at all;



     - risks associated with timing of filing for regulatory approval of SYMLIN, and if regulatory approval is received, time to market thereafter; and



     - dependence on third party service providers and manufacturers of our products.



     Because the risk factors referred to above, as well as the risk factors beginning on page 6 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of the Company, you should not place undue reliance on any of those forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                SECURITY HOLDERS


     We are registering for resale certain shares of Amylin common stock held by the security holders identified below. The following table sets forth:



     - the name of the security holders,



     - the number and percent of shares of Amylin common stock that the security holders beneficially owned prior to the offering for resale of any of the shares of Amylin common stock being registered by this registration statement,



     - the number of shares of Amylin common stock that may be offered for resale for the account of the security holders pursuant to this prospectus, and



     - the number and percent of shares of Amylin common stock to be held by the security holders after the offering of the resale shares (assuming all of the resale shares are sold by the security holders).



     This table is prepared based on information supplied to us by the listed security holders, schedules 13G and Forms 3 and 4, and other public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of ownership are based on an aggregate of 49,958,838 shares of Amylin common stock issued and outstanding on September 2, 1999, adjusted as required by rules promulgated by the SEC.



                                         SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                OWNED             NUMBER             OWNED
                                          PRIOR TO OFFERING      OF SHARES       AFTER OFFERING
                                        ----------------------     BEING     ----------------------
           SECURITY HOLDERS              NUMBER     PERCENT(3)    OFFERED     NUMBER     PERCENT(3)
           ----------------             ---------   ----------   ---------   ---------   ----------
Allen Andersson(1)....................  6,920,459      13.9%     5,205,559   1,714,900      3.4%
Susan Riecken(2)......................  6,920,459      13.9%     5,205,559   1,714,900      3.4%
Funds Managed by Domain Associates,
  LLC(3)..............................  5,708,716      11.4%     5,037,605     671,111      1.3%
Charles A. Dunn Jr. and Sharon G.
  Dunn, Co-Trustees UTD 5/5/81........    209,866         *        209,866           0        *
Vaughn D. Bryson(4)...................     52,013         *         42,013      10,000        *
Donald H. Rumsfeld(5).................     95,027         *         84,027      11,000        *
Rumsfeld Family Trust.................     83,926         *         83,926           0        *
VMN Associates........................     83,926         *         83,926           0        *
Kingsbury Capital Partners, L.P.
  III.................................  1,259,401       2.5%     1,259,401           0        *
The Greene Family Trust(6)............  2,083,352       4.2%       335,806   1,747,546      3.5%
Joseph C. Cook, Jr.(7)................  1,868,490       3.7%       251,880   1,616,610      3.2%


-------------------------
 *  less than 1%


(1) This amount includes 2,602,729 shares held by Susan Riecken, Mr. Andersson's spouse.



(2) This amount includes 4,317,730 shares held by Allen Andersson, Ms. Riecken's spouse.



(3) Includes 4,919,726 shares held by Domain Partners IV, L.P., 117,879 shares held by DP IV Associates, L.P., 653,847 shares held by Domain Partners II, L.P., and 17,264 shares which Mr. James C. Blair has the right to acquire within 60 days after the date of this table pursuant to outstanding options. Mr. Blair is a member of the Board of Directors of Amylin and also is a general partner of One Palmer Square Associates II, L.P., and a managing member of One Palmer Square Associates IV, LLC. One Palmer Square Associates II, L.P. is the general partner of Domain Partners II, L.P. One Palmer Square Associates IV, LLC is the general partner of Domain Partners IV, L.P. and DP IV Associates, L.P.

(4) Includes 10,000 shares held by the Vaughn D. Bryson Irrevocable Trust, U-A 1/14/99. Mr. Bryson is a director of Amylin.



(5) Includes 10,000 shares which Mr. Rumsfeld has the right to acquire within 60 days after the date of this table pursuant to outstanding options.



(6) This amount includes 45,769 shares held by The Greene Children's Trust, of which Howard E. Greene, Jr. is trustee, and 7,264 shares which Mr. Greene has the right to acquire within 60 days after the date of this table pursuant to outstanding options. Mr. Greene is the trustee of The Greene Family Trust and is also a member of Amylin's Board of Directors.



(7) Includes 100,752 shares held of record by Farview Management Co., L.P. and 151,128 shares held of record by Judith E. and Joseph C. Cook, Jr. Also includes 40,000 and 827,024 shares which Farview Management Co., L.P. and Mr. Cook, respectively, have the right to acquire within 60 days after the date of this table pursuant to outstanding options. Mr. Cook has served as the Chief Executive Officer and Chairman of the Board of Amylin since March 1998, and as a director since November 1994, and is also a partner of Farview Management, Co., L.P.

                              PLAN OF DISTRIBUTION


     The resale shares may be sold from time to time by the security holders in one or more transactions at:



     - fixed prices,



     - market prices at the time of sale,



     - varying prices determined at the time of sale, or



     - negotiated prices.



The security holders may offer their resale shares in one or more of the following transactions:



     - on any national securities exchange or quotation service on which the Amylin common stock may be listed or quoted at the time of sale, including the Nasdaq SmallCap Market;



     - in the over-the-counter market;



     - in private transactions;



     - through options;



     - by pledge to secure debts or other obligations; or



     - a combination of any of the above transactions.



     The security holders may effect these transactions by selling to or through one or more broker-dealers, and broker-dealers involved in these transactions may receive compensation in the form of underwriting discounts, concessions or commissions from the security holders. The security holders and any broker-dealers that participate in the distribution may, under certain circumstances, be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by those broker-dealers and any profits realized on any resale of the resale shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.



     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to Amylin's common stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, the security holders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of shares of Amylin common stock by the security holders or any such other person.



     We will make copies of this prospectus available to the security holders and have informed the security holders of the need for delivery of a copy of this prospectus to each purchaser of the resale shares prior to or at the time of any sale of the resale shares.



     The security holders will pay all underwriting discounts, commissions, transfer taxes and other expenses associated with the sale of the resale shares by them. We will pay all costs and expenses associated with the registration of the resale shares. We estimate that our expenses in connection with this offering will be approximately $102,583.

                                USE OF PROCEEDS


     We will not receive any of the proceeds from the sale of any of the resale shares by the security holders. All proceeds from the sale of the resale shares will be for the accounts of the security holders.


                                 LEGAL MATTERS


     Cooley Godward LLP, San Diego, California will pass upon the validity of the issuance of the common stock offered by this prospectus.


                                    EXPERTS


     The consolidated financial statements of Amylin Pharmaceuticals, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere here in, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1997 and 1996..........................  F-4
Consolidated Statement of Stockholders' Equity (Net Capital
  Deficiency) for the years ended December 31, 1998, 1997
  and 1996..................................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Amylin Pharmaceuticals, Inc.

     We have audited the accompanying consolidated balance sheets of Amylin Pharmaceuticals, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated March 12, 1999, except for Note 7, as to which the date is March 23, 1999, as discussed in Note 1, the Company's estimated available cash and short-term investments are expected to last only into the first quarter of 2000. Note 1 includes management's discussion of this issue.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amylin Pharmaceuticals, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
March 12, 1999,
except for Note 7 as to which the date is March 23, 1999
and the last paragraph of Note 1, as to which the date is September 9, 1999

                          AMYLIN PHARMACEUTICALS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                             -----------------------------
                                                                 1998            1997
                                                             -------------   -------------
Current assets:
  Cash and cash equivalents................................  $   8,787,000   $  46,903,000
  Short-term investments...................................      2,002,000       5,845,000
  Receivable from related party............................             --         966,000
  Other current assets.....................................        514,000       1,298,000
                                                             -------------   -------------
Total current assets.......................................     11,303,000      55,012,000
Property and equipment, at cost:
  Equipment................................................     15,197,000      14,707,000
  Leasehold improvements...................................      3,955,000       4,763,000
                                                             -------------   -------------
                                                                19,152,000      19,470,000
  Less accumulated depreciation and amortization...........    (13,556,000)    (10,860,000)
                                                             -------------   -------------
                                                                 5,596,000       8,610,000
Patents, net...............................................      1,779,000       1,664,000
Other assets at cost.......................................        145,000          52,000
                                                             -------------   -------------
                                                             $  18,823,000   $  65,338,000
                                                             =============   =============

              LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable.........................................  $   2,187,000   $   5,278,000
  Accrued liabilities, including other deferred revenue....      2,130,000      10,606,000
  Deferred collaborative revenue from related party........             --       6,357,000
  Current portion of notes payable to unrelated parties....      1,794,000       1,240,000
  Current portion of obligations under capital leases......             --         228,000
                                                             -------------   -------------
Total current liabilities..................................      6,111,000      23,709,000
  Notes payable............................................      4,164,000       3,047,000
Note payable to related party..............................     39,925,000      33,933,000
Other long-term obligations................................         85,000              --
Commitments and contingencies
Stockholders' equity (net capital deficiency):
  Preferred stock, $.001 par value, 7,500,000 shares
     authorized, none issued and outstanding...............             --              --
  Common stock, $.001 par value, 100,000,000 shares
     authorized, 36,726,000 and 32,394,000 issued and
     outstanding at December 31, 1998 and 1997,
     respectively..........................................         37,000          33,000
  Additional paid-in capital...............................    229,757,000     215,245,000
  Accumulated deficit......................................   (260,830,000)   (209,732,000)
  Deferred compensation....................................       (428,000)       (893,000)
  Accumulated other comprehensive income...................          2,000          (4,000)
                                                             -------------   -------------
Total stockholders' equity (net capital deficiency)........    (31,462,000)      4,649,000
                                                             -------------   -------------
                                                             $  18,823,000   $  65,338,000
                                                             =============   =============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                        YEARS ENDED DECEMBER 31,
                                              --------------------------------------------
                                                  1998            1997            1996
                                              ------------    ------------    ------------
Revenues under collaborative agreements with
related party...............................  $ 16,236,000    $ 42,609,000    $ 35,803,000
Expenses:
  Research and development..................    53,597,000      82,281,000      64,998,000
  General and administrative................    10,191,000      15,592,000      10,420,000
                                              ------------    ------------    ------------
                                                63,788,000      97,873,000      75,418,000
                                              ------------    ------------    ------------
Loss from operations........................   (47,552,000)    (55,264,000)    (39,615,000)
Interest and other income...................     1,424,000       2,613,000       2,274,000
Interest and other expense..................    (4,970,000)     (1,976,000)       (446,000)
                                              ------------    ------------    ------------
Net loss....................................  $(51,098,000)   $(54,627,000)   $(37,787,000)
                                              ============    ============    ============
Basic and diluted net loss per share........  $      (1.49)   $      (1.70)   $      (1.31)
                                              ============    ============    ============
Shares used in computing net loss per
  share -- basic and diluted................    34,325,326      32,155,761      28,744,822
                                              ============    ============    ============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1998

                                                                                                     ACCUMULATED
                                   COMMON STOCK        ADDITIONAL                                       OTHER           TOTAL
                               --------------------     PAID-IN       ACCUMULATED      DEFERRED     COMPREHENSIVE   STOCKHOLDERS'
                                 SHARES     AMOUNT      CAPITAL         DEFICIT      COMPENSATION      INCOME          EQUITY
                               ----------   -------   ------------   -------------   ------------   -------------   -------------
Balance at December 31,
  1995.......................  28,018,000   $28,000   $166,994,000   $(117,318,000)  $        --      $ 50,000        49,754,000
Comprehensive income (loss):
    Net loss.................          --       --              --     (37,787,000)           --            --       (37,787,000)
    Unrealized loss on
      available-for-sale
      securities.............          --       --              --              --            --       (66,000)          (66,000)
                                                                                                                    ------------
    Comprehensive loss.......          --       --              --              --            --            --       (37,853,000)
    Issuance of common stock
      in public offering.....   2,012,000    2,000      18,767,000              --            --            --        18,769,000
    Issuance of common stock
      in private placement...   1,500,000    1,000      14,999,000              --            --            --        15,000,000
    Issuance of common stock
      upon exercise of
      options................     447,000    1,000       1,967,000              --            --            --         1,968,000
    Deferred compensation
      related to stock
      options................          --       --       2,073,000              --    (2,073,000)           --                --
    Amortization of deferred
      compensation...........          --       --              --              --       896,000            --           896,000
                               ----------   -------   ------------   -------------   -----------      --------      ------------
Balance at December 31,
  1996.......................  31,977,000   32,000     204,800,000    (155,105,000)   (1,177,000)      (16,000)       48,534,000
  Comprehensive income
    (loss):
    Net loss.................          --       --              --     (54,627,000)           --            --       (54,627,000)
    Unrealized gain on
      available-for-sale
      securities.............          --       --              --              --            --        12,000            12,000
                                                                                                                    ------------
    Comprehensive loss.......          --       --              --              --            --            --       (54,615,000)
    Issuance of common stock
      upon exercise of
      options................     417,000    1,000       2,100,000              --            --            --         2,101,000
    Deferred compensation
      related to stock
      options................          --       --         261,000              --      (261,000)           --                --
    Amortization of deferred
      compensation...........          --       --              --              --       545,000            --           545,000
    Discount on Note Payable
      related to grant of
      common stock
      warrants...............          --       --       8,084,000              --            --            --         8,084,000
                               ----------   -------   ------------   -------------   -----------      --------      ------------
Balance at December 31,
  1997.......................  32,394,000   33,000     215,245,000    (209,732,000)     (893,000)       (4,000)        4,649,000
  Comprehensive income
    (loss):
    Net loss.................          --       --              --     (51,098,000)           --            --       (51,098,000)
    Unrealized loss on
      available-for-sale
      securities.............          --       --              --              --            --         6,000             6,000
                                                                                                                    ------------
    Comprehensive loss.......          --       --              --              --            --            --       (51,092,000)
    Issuance of common stock
      upon exercise of
      options................     130,000      130         549,000              --            --            --           549,000
    Issuance of common stock
      for employer 401(k)
      match..................      81,000       81         458,000              --            --            --           458,000
    Issuance of common stock
      in private placement...   4,000,000    4,000      12,730,000              --            --            --        12,734,000
    Issuance of common stock
      under Employee Stock
      Purchase Plan..........     121,000      121         438,000              --            --            --           438,000
    Deferred compensation
      related to stock
      options................          --       --         337,000              --      (337,000)           --                --
    Amortization of deferred
      compensation...........          --       --              --              --       802,000            --           802,000
                               ----------   -------   ------------   -------------   -----------      --------      ------------
Balance at December 31,
  1998.......................  36,726,000   $37,000   $229,757,000   $(260,830,000)  $  (428,000)     $  2,000      $(31,462,000)
                               ==========   =======   ============   =============   ===========      ========      ============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           YEARS ENDED DECEMBER 31,
                                                  ------------------------------------------
                                                      1998           1997           1996
                                                  ------------   ------------   ------------
OPERATING ACTIVITIES:
Net loss........................................  $(51,098,000)  $(54,627,000)  $(37,787,000)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization.................     2,696,000      2,865,000      2,345,000
  Deferred revenue from related party...........    (6,357,000)    (1,597,000)     3,336,000
  Deferred rent and other expense...............            --        (17,000)       (25,000)
  Amortization of deferred compensation.........       802,000        545,000        896,000
  Amortization of warrants issued with debt.....     1,198,000        299,000             --
  Changes in operating assets and liabilities:
  Receivable from related party.................       966,000      1,123,000     (1,866,000)
  Other current assets..........................       784,000       (156,000)       130,000
  Accounts payable..............................    (3,091,000)       449,000      3,352,000
  Accrued liabilities...........................    (8,711,000)     5,995,000      1,750,000
                                                  ------------   ------------   ------------
Net cash flows used in operating activities.....   (62,811,000)   (45,121,000)   (27,869,000)
INVESTING ACTIVITIES:
Purchases of short-term investments.............    (2,158,000)   (15,541,000)   (38,972,000)
Maturities of short-term investments............     2,000,000     19,005,000     29,642,000
Sales of short-term investments.................     3,995,000     10,172,000     26,607,000
Sale (purchase) of equipment and leasehold
  improvements..................................       318,000     (4,641,000)    (3,278,000)
Increase in deposits, patents and other
  assets........................................       122,000       (371,000)      (313,000)
                                                  ------------   ------------   ------------
Net cash flows provided by investing
  activities....................................     4,277,000      8,624,000     13,686,000
FINANCING ACTIVITIES:
Issuance of notes payable.......................     7,707,000     40,467,000      5,379,000
Principal payments on capital leases and
  equipment notes payable.......................    (1,468,000)    (1,822,000)      (988,000)
Issuance of common stock, net...................    14,179,000      2,101,000     35,737,000
                                                  ------------   ------------   ------------
Net cash flows provided by financing
  activities....................................    20,418,000     40,746,000     40,128,000
                                                  ------------   ------------   ------------
Decrease in cash and cash equivalents...........   (38,116,000)     4,249,000     25,945,000
Cash and cash equivalents at beginning of
  period........................................    46,903,000     42,654,000     16,709,000
                                                  ------------   ------------   ------------
Cash and cash equivalents at end of period......  $  8,787,000   $ 46,903,000   $ 42,654,000
                                                  ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
Interest paid...................................  $    129,000   $    411,000   $    281,000
                                                  ============   ============   ============

                            See accompanying notes.

                          AMYLIN PHARMACEUTICALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND BUSINESS ACTIVITY

     Amylin Pharmaceuticals, Inc. ("Amylin" or the "Company") was incorporated in Delaware on September 29, 1987. The Company is an early development pharmaceutical company focused on metabolic disorders, and specializing in preclinical characterization of lead molecules and demonstration of proof of principle in humans. The Company is conducting a series of Phase 3 clinical trials of its leading drug candidate, pramlintide, in people with type 1 or insulin-using type 2 diabetes. The Company is also conducting clinical trials of AC2993 (synthetic exendin-4), a second diabetes drug candidate.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Amylin Europe Limited. All significant intercompany transactions and balances have been eliminated in consolidation.

  RESEARCH REVENUES UNDER COLLABORATIVE AGREEMENTS AND RESEARCH AND DEVELOPMENT EXPENSES

     Research revenues under collaborative agreements are recorded when earned as research activities are performed. Payments in excess of amounts earned are deferred. Research and development costs are expensed as incurred.

  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Cash, cash equivalents and short-term investments consist principally of U.S. government securities and other highly liquid debt instruments. The Company considers instruments with remaining maturities of less than 90 days when purchased to be cash equivalents.

  CONCENTRATION OF CREDIT RISK

     The Company invests its excess cash in U.S. government securities and debt instruments of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. These guidelines are periodically reviewed.

  INVESTMENTS

     The Company has classified its debt securities as available-for-sale, and accordingly, carries its short term investments at fair value, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

  DEPRECIATION AND AMORTIZATION

     Depreciation of equipment is computed using the straight-line method over two to five years. Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or

                          AMYLIN PHARMACEUTICALS, INC.

the remaining term of the lease. Amortization of equipment under capital leases is reported with depreciation of property and equipment. Patents consist of patent filing costs which are amortized over the estimated economic life of the patents when issued.

  NET LOSS PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 128, Earnings per Share. SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. The adoption of SFAS 128 had no effect on the Company's financial statements.

  OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees and related Interpretations ("APB 25") in accounting for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  LIQUIDITY


     The Company's future capital requirements will depend on many factors, including the ability of the Company to establish one or more development and/or commercialization collaborations for its SYMLIN program, the time and costs involved in obtaining regulatory approvals, scientific progress in its non-SYMLIN research and development programs, the cost involved in preparing, filing, prosecuting, maintaining, enforcing or defending itself against patents, competing technological and market developments, and the costs of manufacturing scale-up. The Company anticipates that its

                          AMYLIN PHARMACEUTICALS, INC.

existing cash including interest income from cash investments will be adequate to satisfy the Company's capital requirements into the fourth quarter of 2000. The Company believes that it should be able to raise additional funds through other corporate partnerships, equity offerings, debt offerings and/or investor partnerships. However, there can be no assurance that additional financial resources will be raised in the necessary time frame or on terms favorable to the Company if at all. In the event the Company is unable to obtain additional financing on acceptable terms, the Company will not have the financial resources to continue research and development of SYMLIN or any of the Company's other product candidates.


 2. INVESTMENTS

     The following is a summary of investments as of December 31, 1998 and 1997, including $7,628,000 and $37,211,000 classified as cash equivalents in the accompanying balance sheets as of December 31, 1998 and 1997, respectively. All respective investments mature in less than one year.

                                                          AVAILABLE-FOR-SALE SECURITIES
                                                -------------------------------------------------
                                                               GROSS        GROSS
                                                             UNREALIZED   UNREALIZED   ESTIMATED
                                                   COST        GAINS        LOSSES     FAIR VALUE
                                                ----------   ----------   ----------   ----------
DECEMBER 31, 1998
U.S. Treasury securities and obligations of
U.S. government agencies......................  $5,051,000     $1,000        $--       $5,052,000
Other debt securities.........................   4,577,000      1,000         --        4,578,000
                                                ----------     ------        ---       ----------
          Total...............................  $9,628,000     $2,000        $--       $9,630,000
                                                ==========     ======        ===       ==========

                                                         AVAILABLE-FOR-SALE SECURITIES
                                              ---------------------------------------------------
                                                              GROSS        GROSS
                                                            UNREALIZED   UNREALIZED    ESTIMATED
                                                 COST         GAINS        LOSSES     FAIR VALUE
                                              -----------   ----------   ----------   -----------
DECEMBER 31, 1997
U.S. Treasury securities and obligations of
U.S. government agencies....................  $21,832,000      $--        $(3,000)    $21,829,000
Other debt securities.......................   21,228,000       --         (1,000)     21,227,000
                                              -----------      ---        -------     -----------
          Total.............................  $43,060,000      $--        $(4,000)    $43,056,000
                                              ===========      ===        =======     ===========

     The gross realized gains on sales of available-for-sale securities totaled $1,400 and $1,000 and the gross realized losses totaled $500 and $3,000 for the years ended December 31, 1998 and 1997, respectively.

 3. COMMITMENTS

  LEASES

     The Company leases its facilities and certain machinery and equipment under operating and capital leases. The minimum annual rent on the Company's facilities is subject to increases based on stated rental adjustment terms of certain leases, taxes, insurance and operating costs. Certain

                          AMYLIN PHARMACEUTICALS, INC.

equipment leases require the Company to provide the lessor with a guaranteed residual at the end of the lease term at which time title to the equipment passes to the Company.

     Minimum future annual obligations for operating leases for years ending after December 31, 1998 are as follows:

1999........................................  $  926,000
2000........................................     827,000
2001........................................     860,000
2002........................................     894,000
Thereafter..................................   1,571,000
                                              ----------
          Total minimum lease payments......  $5,078,000
                                              ==========

     Rent expense for 1998, 1997, and 1996 was $2,402,000, $2,697,000 and
$2,315,000, respectively.

  DEBT

     As of December 31, 1998, the Company had an outstanding loan of $15,000 for financing of equipment and tenant improvements. The loan is payable over forty-eight months which commenced on February 1, 1995. Payments include principal and monthly interest of prime plus 1.75% (9.5% at December 31, 1998) of the outstanding principal balance. The loan agreement contains provisions for the complete repayment of any outstanding principal balance should the Company's cash balances fall below certain minimum levels.

     In 1996, the Company entered into a master line of credit agreement (as amended) to provide up to $5,000,000 of net financing for standard equipment. As of December 31, 1998, the Company had an outstanding loan balance of $3,243,896. Borrowings under each loan schedule are payable over forty-eight months to include principal and monthly interest based on the average of three and five-year U.S. Treasury maturities (approximately 10.63% at December 31, 1998). Principal payments due in 1999 through 2002 are $1,239,820, $1,272,351, $705,520, and $26,205, respectively. The credit agreement provides the lender with a security interest in all equipment financed under the line.

     In November 1997, the Company entered into a commitment agreement to enter into a financing agreement which will provide up to $2,700,000 of financing for equipment purchases. As of December 31, 1998, the Company had an outstanding loan balance of $2,700,000. Borrowings under this agreement are payable over a sixty-month period with principal payments commencing on January 1, 1999. Monthly interest payments are calculated based on prime plus 0.5% (approximately 8.25% at December 31, 1998) of the outstanding principal balance and commenced with the outstanding balance in 1998. Principal payments due in 1999 through 2003 are $540,000 annually. The credit agreement provides the lender with a security interest in all equipment financed under the agreement and requires payment of a security deposit of 50% of the outstanding balance should the Company's cash balances fall below $10,000,000.

 4. STOCKHOLDERS' EQUITY

  STOCK PURCHASE PLAN

     In November 1991, the Company adopted the Employee Stock Purchase Plan (the "Purchase Plan"), under which 500,000 shares of common stock may be issued to eligible employees, including officers. The price of common stock under the Purchase Plan is equal to the lessor of 85% of the

                          AMYLIN PHARMACEUTICALS, INC.

market price on the effective date of an employee's participation in the plan or 85% of the fair market value of the common stock at the purchase date. At December 31, 1998, 422,956 shares of common stock had been issued under the plan.

  STOCK OPTIONS

     Under the Company's 1991 Stock Option Plan (the "Plan"), 7,800,000 shares of common stock are reserved for issuance upon exercise of options granted to employees and consultants of the Company. The Plan provides for the grant of incentive and nonstatutory stock options. The exercise price of incentive stock options must equal at least the fair market value on the date of grant, and the exercise price of nonstatutory stock options may be no less than 85% of the fair market value on the date of grant. Additionally, the Company is authorized to issue supplemental stock options for up to 70,000 options outside of the Plan. The maximum term of all options granted is ten years.

     Under the Company's Non-Employee Directors' Stock Option Plan (the "Directors' Plan") 350,000 shares of common stock are reserved for issuance upon exercise of nonqualified stock options granted to Non-Employee Directors of the Company.

     The following table summarizes option activity:

                                                  SHARES         WEIGHTED
                                                  UNDER          AVERAGE
                                                  OPTION      EXERCISE PRICE
                                                ----------    --------------
Outstanding at December 31, 1995..............   4,308,233        $ 5.74
  Granted.....................................   1,927,796        $10.58
  Exercised...................................    (404,671)       $ 4.46
  Cancelled...................................    (331,576)       $ 9.43
                                                ----------        ------
Outstanding at December 31, 1996..............   5,499,782        $ 7.31
  Granted.....................................     566,914        $11.94
  Exercised...................................    (376,826)       $ 4.71
  Cancelled...................................    (327,231)       $ 8.48
                                                ----------        ------
Outstanding at December 31, 1997..............   5,362,639        $ 7.91
  Granted.....................................   3,364,337        $ 2.54
  Exercised...................................    (169,069)       $ 4.32
  Cancelled...................................  (2,590,778)       $ 8.67
                                                ----------        ------
Outstanding at December 31, 1998..............   5,967,129        $ 4.65
                                                ==========        ======

     At December 31, 1998, 1,214,555 shares remained available for grant or sale.

                          AMYLIN PHARMACEUTICALS, INC.

     Following is a further breakdown of the options outstanding as of December 31, 1998:

                                          WEIGHTED            WEIGHTED
                                          AVERAGE             AVERAGE                            WEIGHTED
        RANGE            NUMBER          REMAINING            EXERCISE          NUMBER       AVERAGE EXERCISE
 OF EXERCISE PRICES    OUTSTANDING    CONTRACTUAL LIFE         PRICE          EXERCISABLE         PRICE
 ------------------    -----------    ----------------    ----------------    -----------    ----------------
$0.313                  1,230,000           9.81             $ 0.31300                --        $ 0.00000
$0.438 - $4.375         1,138,441           7.76               2.62945           438,166          2.31577
$4.500                  1,254,223           5.05               4.50000         1,254,038          4.50000
$4.750 - $7.125         1,288,041           7.19               5.81223           896,949          6.02831
$7.250 - $14.375        1,056,424           6.52              10.65456           966,715         10.51093
                        ---------           ----             ---------         ---------        ---------
$0.313 - $14.375        5,967,129           7.27             $ 4.65292         3,555,868        $ 6.25052
                        =========           ====             =========         =========        =========

     Adjusted pro forma information regarding net loss and loss per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options and stock purchase plan under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the "Black-Scholes" method for option pricing with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest of 5.50%, 5.71% and 6.39%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 73.5%, 65.4% and 64.7%; and a weighted-average expected life of the option of five years.

     For purposes of adjusted pro forma disclosures, the estimated fair value of the option is amortized to expense over the option's vesting period.

     The Company's adjusted pro forma information is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                              --------------------------------------------
                                                  1998            1997            1996
                                              ------------    ------------    ------------
Adjusted pro forma net loss.................  $(52,713,000)   $(59,850,000)   $(41,969,000)
Adjusted pro forma basic and diluted net
  loss per share............................  $      (1.54)   $      (1.86)   $      (1.46)

     The weighted-average fair value of options granted during 1998, 1997, and 1996 was $1.66, $7.14 and $6.67, respectively.

  STOCK WARRANTS

     In May 1997, in conjunction with an amendment to a License Agreement, the Company issued warrants to the licensor to purchase 20,000 shares of the Company's common stock with a fixed exercise price of $11.375 per share and a 10-year exercise period.

     On September 30, 1997, in conjunction with the draw down under the Development Loan Facility with Johnson & Johnson, the Company issued a warrant to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock at an exercise price of $12.00 per share which expires on September 29, 2007 (see "Collaborative Agreements").

                          AMYLIN PHARMACEUTICALS, INC.

  SHARES RESERVED FOR FUTURE ISSUANCE

     The following shares of common stock are reserved for future issuance at December 31, 1998:

1991 Stock Option Plan..............................   6,803,198
Employee Stock Purchase Plan........................      91,211
Directors Plan......................................     328,576
Phantom Stock Plan..................................     141,195
Warrants............................................   1,530,950
                                                      ----------
                                                       8,895,130
                                                      ==========

 5. COLLABORATIVE AGREEMENTS

  JOHNSON & JOHNSON

     In June 1995, the Company entered into a worldwide Collaboration Agreement (the "Collaboration Agreement") with LifeScan, Inc. for the development and commercialization of pramlintide, a diabetes drug candidate currently in Phase 3 clinical trials. In conjunction with the Collaboration Agreement, the Company also entered into a Stock Purchase Agreement with Johnson & Johnson Development Corporation ("JJDC") and a Loan Agreement with Johnson & Johnson. LifeScan, Inc. and JJDC, each of which are wholly-owned subsidiaries of Johnson & Johnson, are referred to herein as Johnson & Johnson.

     Johnson & Johnson paid the Company a license fee, which was recognized as revenue upon the signing of the Collaboration Agreement in 1995. Approximately $16.2 million, $33.6 million, and $27.4 million of development payments were made to the Company and recognized as revenues during 1998, 1997, and 1996, respectively. Also included in receivables from related party was $1.0 million of pre-marketing expenses due to the Company from Johnson & Johnson as of December 31, 1997. Additionally, the Company's December 31, 1997 balance sheet includes approximately $6.4 million in short-term deferred revenues reflecting amounts advanced from Johnson & Johnson representing an equalization payment for its share of projected development expenses for the first quarter of 1997. Payments from Johnson & Johnson to Amylin Pharmaceuticals for development expenses were recognized as revenue in the period in which they were earned.

     In accordance with the terms of the Stock Purchase Agreement, Johnson & Johnson purchased 3,455,407 shares of the Company's common stock through December 31, 1998.

     In September 1997, the Company received proceeds of approximately $30.6 million from the loan facility (the "Development Loan Facility"). The proceeds were applied against the Company's one-half share of development expenses for pramlintide. The loan carries an interest rate of 9.0%. In conjunction with the borrowing, the Company issued warrants to Johnson & Johnson to purchase 1,530,950 shares of the Company's common stock over a 10-year exercise period. The estimated fair value of the warrants has been accounted for as a discount from the face value of the note. The loan is repayable beginning 12 months after approval of a new drug application for pramlintide with 50% of the Company's pramlintide profits, if any, subject to certain exceptions set forth in the Development Loan facility. The loan is secured by the Company's issued patents and patent applications relating to Amylin. Additionally, as of December 31, 1998, the Company owed Johnson & Johnson approximately $12.3 million for its share of pre-launch marketing expenses.

                          AMYLIN PHARMACEUTICALS, INC.

     In February 1998, Johnson & Johnson provided the Company with six-months notice of its intention to terminate their collaboration. Johnson & Johnson's financial and other obligations under the Collaboration Agreement continued during the termination notice period and ended in August 1998. Based upon Johnson & Johnson's decision, Amylin restructured its operations which included reducing its workforce by approximately 25%. The impact of this restructuring slowed down other (non-pramlintide) research programs.

     In September 1998, the Company entered into a repurchase agreement (the "Pramlintide Repurchase Agreement") with Ortho-Biotech, Inc., an affiliate of Johnson & Johnson ("J&J"), which provided that J&J will order and purchase certain amounts of pramlintide from third party vendors and will place in inventory such amounts of pramlintide for possible future purchase by Amylin. J&J will purchase the pramlintide from certain vendors based upon agreed upon prices per gram. The repurchase price of the compound shall be the same price paid by J&J to the supplier. Amylin must repurchase the pramlintide in full on the first to occur of the following: (i) Amylin executes any agreement with a major company relating to the development, commercialization and/or sale of pramlintide; (ii) Amylin requests in writing that J&J process the material or requests that J&J transfer the material to a third party for processing; (iii) Amylin receives regulatory approval for the sale of pramlintide; or (iv) Amylin is acquired by a third party. If none of the above listed events occur, Amylin will not have an obligation to purchase the pramlintide inventory from J&J. As of December 31, 1998, J&J had purchased pramlintide inventory for Amylin totaling approximately $1.1 million.

 6. INCOME TAXES

     Significant components of the Company's deferred tax assets as of December 31, 1998 and 1997 are shown below. A valuation allowance of $109,822,000, of which $42,232,000 is related to 1998 changes, has been recognized as of December 31, 1998 to offset the deferred tax assets as realization of such assets is uncertain.

                                                1998             1997
                                            -------------    ------------
Deferred tax assets:
Capitalized research expenses.............  $   8,672,000    $  9,653,000
Net operating loss carryforwards..........     87,943,000      68,892,000
Research and development credits..........     12,464,000       9,615,000
Other.....................................        743,000       3,790,000
                                            -------------    ------------
Total deferred tax assets.................    109,822,000      91,950,000
Valuation allowance for deferred tax
  assets..................................   (109,822,000)    (91,950,000)
                                            -------------    ------------
Net deferred tax assets...................  $          --    $         --
                                            =============    ============

     Approximately $382,000 of the valuation allowance for deferred tax assets relates to stock option deductions which when recognized will be allocated directly to additional paid-in capital.

     At December 31, 1998, the Company has federal, California and foreign tax net operating loss carryforwards of approximately $241,881,000, $21,932,000 and $6,528,000, respectively. The difference between the tax loss carryforwards for federal and California purposes is attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards. The federal tax loss carryforwards will begin expiring in 2002 unless previously utilized. The California tax loss carryforwards will continue to expire in 1999

                          AMYLIN PHARMACEUTICALS, INC.

($998,000 expired in 1998). The Company also has federal and California research and development tax credit carryforwards of $10,149,000 and $3,561,000, respectively, which will begin expiring in 2003 unless previously utilized.

     Pursuant to Internal Revenue Code Sections 382 and 383, the use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period. However, the Company does not believe that such a limitation would have a material impact upon the future utilization of these carryforwards.


 7. SUBSEQUENT EVENTS


     In March 1999, the Company raised $15 million through a private placement of Series A Convertible Preferred Stock (the "Series A Preferred Stock") to a group of investors ("the Investors"). Subject to adjustment in certain events, the Series A Preferred Stock is convertible into common stock of the Company at $1.20 per share (the "Conversion Price"). The Conversion Price will be adjusted using a weighted-average formula for issuances of other securities at a price per share lower than the then current Conversion Price, provided that, at no time shall the Conversion Price fall below $0.96 per share. The Series A Preferred Stock accrues dividends at a rate of 5% of the purchase price per share per annum. Beginning at the first anniversary of the closing, dividends are payable semi-annually in cash or common stock valued at a ten day trailing average closing price.


     On September 2, 1999, all of the outstanding shares of the Company's Series A Preferred Stock automatically converted into an aggregate of 12,594,009 shares of common stock.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee........................................  $ 12,583
Legal fees and expenses.....................................  $ 75,000
Transfer Agent's Fees.......................................  $  5,000
Accounting fees and expenses................................  $ 10,000
                                                              --------
  Total.....................................................  $102,583
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Registrants Certificate of Incorporation and By-laws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its Directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

     The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS

(a) Exhibits.


    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------                      -----------------------
       3.1     Registrant's Amended and Restated Certificate of
               Incorporation.(1)
       3.2     Registrant's Amended and Restated Bylaws.(1)
       3.3     Registrant's Certificate of Amendment of Amended and
               Restated Certificate of Incorporation.(2)
       3.4     Certificate of Designation of the 5% Series A Convertible
               Preferred Stock of the Registrant.(3)
       3.5     Amendment to Registrant's Amended and Restated Bylaws.(4)
       4.1     Reference is made to Exhibits 3.1-3.4.
       4.2     Form of Stock Purchase Agreement dated March 22, 1999
               between the Registrant and purchasers of the Registrant's 5%
               Series A Convertible Preferred Stock.(3)
       5.1*    Opinion of Cooley Godward LLP.
      23.1     Consent of Ernst & Young LLP, Independent Auditors.
      23.3*    Consent of Cooley Godward LLP. Reference is made to Exhibit
               5.1.


-------------------------

  * Previously filed as an exhibit to this Registration Statement.



(1) Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-44195) or amendments thereto and incorporated herein by reference.



(2) Filed as an exhibit to Registrant's Registration Statement on Form S-3 (No. 333-58831) or amendments thereto, and incorporated herein by reference.



(3) Filed as an exhibit to Registrant's Annual Report on form 10-K for the fiscal year ended December 31, 1998.



(4) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 23rd day of November 1999.


                                          AMYLIN PHARMACEUTICALS, INC.

                                          By:      /s/ JOSEPH C. COOK
                                            ------------------------------------
                                                    Joseph C. Cook, Jr.
                                              Chairman of the Board and Chief
                                                     Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                  TITLE                   DATE
                      ---------                                  -----                   ----
                 /s/ JOSEPH C. COOK                    Chairman of the Board and  November 23, 1999
-----------------------------------------------------  Chief Executive Officer
                 Joseph C. Cook, Jr.

                 /s/ JAMES C. BLAIR*                   Director                   November 23, 1999
-----------------------------------------------------
                   James C. Blair

                                                       Director                   November 23, 1999
-----------------------------------------------------
                  Vaughn D. Bryson

                /s/ JAMES C. GAITHER*                  Director                   November 23, 1999
-----------------------------------------------------
                  James C. Gaither

                /s/ GINGER L. GRAHAM*                  Director                   November 23, 1999
-----------------------------------------------------
                  Ginger L. Graham

             /s/ HOWARD E. GREENE, JR.*                Director                   November 23, 1999
-----------------------------------------------------
                Howard E. Greene, Jr.

               /s/ VAUGHN M. KAILIAN*                  Director                   November 23, 1999
-----------------------------------------------------
                  Vaughn M. Kailian

                                                       Director                   November 23, 1999
-----------------------------------------------------
                 Donald H. Rumsfeld

                                                       Director                   November 23, 1999
-----------------------------------------------------
                 Jay S. Skyler, M.D.

                /s/ MARTIN R. BROWN*                   Vice President of          November 23, 1999
-----------------------------------------------------  Operations (Principal
                   Martin R. Brown                     Accounting Officer)

*By: /s/ JOSEPH C. COOK, JR.
-----------------------------------------------------
     Joseph C. Cook, Jr.
     Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
   3.1     Registrant's Amended and Restated Certificate of
           Incorporation.(1)
   3.2     Registrant's Amended and Restated Bylaws.(1)
   3.3     Registrant's Certificate of Amendment of Amended and
           Restated Certificate of Incorporation.(2)
   3.4     Certificate of Designation of the 5% Series A Convertible
           Preferred Stock of the Registrant.(3)
   3.5     Amendment to Registrant's Amended and Restated Bylaws.(4)
   4.1     Reference is made to Exhibits 3.1-3.4.
   4.2     Form of Stock Purchase Agreement dated March 23, 1999
           between the Registrant and purchasers of the Registrant's 5%
           Series A Convertible Preferred Stock.(3)
   5.1*    Opinion of Cooley Godward LLP.
  23.1     Consent of Ernst & Young LLP, Independent Auditors.
  23.3*    Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1.


-------------------------

  * Previously filed as an exhibit to this Registration Statement.



(1) Filed as an exhibit to Registrant's Registration Statement on Form S-1 (No. 333-44195) or amendments thereto, and incorporated herein by reference.



(2) Filed as an exhibit to Registrant's Registration Statement on Form S-3 (No. 333-58831) or amendments thereto, and incorporated herein by reference.



(3) Filed as an exhibit to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.



(4) Filed as an exhibit to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.